NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

December 22, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Bradley Ecker

Sherry Haywood

Re:	indie Semiconductor, Inc.

Registration Statement on Form S-1

Filed November 22, 2021
File No. 333-261269

Dear Mr. Ecker and Ms. Haywood:

On behalf of indie Semiconductor, Inc. (the “Company”), we are hereby responding to the letter dated December 14, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed on November 22, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Form S-1 filed November 22, 2021

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response:

In response to the Staff’s comments, we have added disclosures on the cover page of the Amended Registration Statement.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance

December 22, 2021

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

In response to the Staff’s comments, we have added disclosures on the cover page of the Amended Registration Statement to make it clear that we are a domestic holding company that operates primarily through Ay Dee Kay, LLC, a Delaware limited liability company, that primarily operates in the United States and Canada, and we generate a majority of our revenue from product sales with a final shipping destination of China and do have a portion of our operations through a 50%-owned Chinese subsidiary that we control.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response:

We have modified our disclosure throughout the Amended Registration Statement to clarify when we are referencing our China subsidiary and to clarify the issuing entity.

Division of Corporation Finance

December 22, 2021

4.	Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

Response:

In response to the Staff’s comments, we have added disclosures beginning on pages 3 and 67 of the Amended Registration Statement.

Prospectus Summary, page 1

5.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

In response to the Staff’s comments, we have revised our disclosures beginning on page 22 of the Amended Registration Statement to emphasize the risks from generating a majority of our revenue from product sales with a final shipping destination of China and having a Chinese subsidiary.

Division of Corporation Finance

December 22, 2021

6.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC) or any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response:

In response to the Staff’s comments, we have revised our disclosures beginning on pages 3 and 66 of the Amended Registration Statement.

7.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response:

As a domestic holding company that operates primarily through Ay Dee Kay, LLC, a Delaware limited liability company, that primarily operates in the United States and Canada, we are not required to obtain such approvals. Accordingly, we have revised our disclosures on pages 2 and 66 of the Amended Registration Statement.

8.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response:

In response to the Staff’s comments, we have revised our disclosures beginning on page 3 and 67 of the Amended Registration Statement.

Division of Corporation Finance

December 22, 2021

9.	Please include an organization and ownership chart to explain the structure of your company and its subsidiaries, including your various ownership percentages. Please also include any variable interest entities.

Response:

In response to the Staff’s comments, we have revised our disclosures beginning on pages 2 and 66 of the Amended Registration Statement.

Risk Factors, page 7

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

In response to the Staff’s comments, we have revised our disclosures beginning on page 22 of the Amended Registration Statement as applicable.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

In response to the Staff’s comments, we have revised our disclosures beginning on page 25 of the Amended Registration Statement.

* * * * *

Division of Corporation Finance

December 22, 2021

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	indie Semiconductor, Inc.
Mr. Thomas Schiller